                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. __)(1)


                             Mannatech, Incorporated
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                                (Name of Issuer)

                         Common Stock, Par Value $0.0001
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                         (Title of Class of Securities)

                                   563771 10 4
                                 --------------
                                 (CUSIP Number)

                               Marlin Ray Robbins
                            Robbins Enterprises, Inc.
                                 2201 Ingleside
                           Grand Prairie, Texas 75050
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 21, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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 (1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)
                               (Page 1 of 4 pages)

                                  SCHEDULE 13D


---------------------                                        -----------------
CUSIP NO. 563771 10 4                                        PAGE 2 OF 4 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        MARLIN RAY ROBBINS

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        PF

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
        PURSUANT TO  ITEMS 2(d) or 2(e)

        NOT APPLICABLE
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES

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                      7    SOLE VOTING POWER
   NUMBER OF
     SHARES                1,266,204
                     ---------------------------------------------------------
   BENEFICIALLY       8    SHARED VOTING POWER
     OWNED BY
       EACH                0
                     ---------------------------------------------------------
     REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                1,266,204
                     ---------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,266,204

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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%
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14      TYPE OF REPORTING PERSON

        IN
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                               (Page 2 of 4 pages)

ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is the common stock, $0.0001 par value (the "Common Stock") of Mannatech, Incorporated, a Texas corporation (the "Issuer"), the principal executive offices of which are located at 600 South Royal Lane, Suite 200, Coppell, Texas 75019.

ITEM 2. IDENTITY AND BACKGROUND

         (a)-(c)


                                     PRINCIPAL                                    BUSINESS
                 NAME               OCCUPATION           EMPLOYER                  ADDRESS
                 ----               ----------           --------                  -------
          Marlin Ray Robbins        INVESTMENT           Robbins                2201 Ingleside
                                                     Enterprises, Inc.      Grand Prairie, Texas 75050

         (d)      None.

         (e)      None.

         (f)      U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds of Marlin Ray Robbins.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Robbins acquired the Common Stock from personal funds for personal investment purposes.

It is currently anticipated that Mr. Robbins will be nominated for election to the Issuer's board of directors at the next annual meeting of the Issuer's shareholders. Mr. Robbins has no other plans or proposals that relate to or would result in the occurrence of the events described in Items 4(a) - 4(j).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mr. Robbins beneficially owns 1,266,204 shares of the Common Stock, which represents approximately 5.1% of the outstanding Issuer Common Stock.

                  (b) Mr. Robbins has sole voting and dispositive power with respect to the 1,266,204 shares of the Issuer Common Stock.

                  (c) On March 21, 2001, Mr. Robbins made the following purchases of Common Stock in the open market:

                           35,000 shares at $1.10 per share
                           73,000 shares at $1.00 per share



                               (Page 3 of 4 pages)

                           The purchases were affected in broker transactions on the NASDAQ National Market system. With that exception, Mr. Robbins has not purchased or sold shares of the Common Stock during the past sixty
                           (60) days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of April 11, 2001.



                                       By: /s/  MARLIN RAY ROBBINS
                                          ------------------------------------
                                          Marlin Ray Robbins



                               (Page 4 of 4 pages)